Infrax Systems, Inc.
6365 53rd Street N.,
Pinellas Park, Florida 33781
(727) 498-8514

February 22, 2011

Mr. Patrick Gilmore
Division of Corporate Finance
Securities and Exchange Commission
Washington DC 20549

Re:                  Infrax Systems, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2010
Filed September 28, 2010
Form 10-Q for the Quarterly Period Ended September 30, 2010
Filed November 15, 2010
File No. 000-52488

Dear Mr. Gilmore:

We are in receipt of your inquiry and have prepared the following responses to your inquiry.

Form 10-K for the Fiscal Year Ended June 30, 2010

General

1. We note that the Form S-8 filed on November 25, 2009 includes disclosure within Item 3 regarding the incorporation by reference of “all other reports filed by Opticon  Systems, Inc. pursuant to Section 13(a) of the Exchange Act since the end of the Company's fiscal year ended June 30, 2009.”  Please tell us how you considered the consent requirements described in Item 601 of Regulation S-K with respect to this Form 10-K.

Response:   Our Form 10-K  for the fiscal year ended June 30, 2009 contained error in the executed certifications. We will amend our June 30, 2009 filing on Form 10-K  to include properly executed certifications, upon the receipt of consent from our auditor.

Item 8. Financial Statements and Supplementary Data

Statement of Stockholders’ Equity, page 31

2.         We note your disclosure indicates that you converted 2.3 million preferred shares into 2.5 billion common shares.  This implies a conversion ratio of approximately 1,124 common shares for each 1 preferred share. We further note that the Definitive Purchase Agreement of Assets of TriMax Wireless includes a conversion ratio of 300 common shares for each
1 preferred share.  Please provide additional information regarding the conversion that was recorded on the Statement of Stockholders’ Equity for the year ended June 30, 2010. Additionally, describe the terms of the remaining preferred shares including any redemption or conversion provisions.

Mr. Patrick Gilmore
February 22, 2011

Response:  Infrax has several series of preferred shares, each with different rates of conversion into coon stock.  The conversion into common shares was as follows:

		Conversion
	Shares	Rate to
	converted	Common	Common
Preferred Series A	600,000	3,000	1,800,000,000
Preferred Series A1	278,125	800	222,500,000
Preferred Series A2	55,630	500	27,815,000
Preferred Series A3	0	400	0
Preferred Series B	1,612,037	300	483,611,168
	2,545,792		2,533,926,168

The different classes of stock were created during FYE 6/30/2010, through conversion of past due debt and bonus issuances.  We are disclosing the ratable conversions in our current filings and will disclose in all future filings.

Note 5 – Intangible Assets

TriMax Intellectual Property, page 39

3.         As noted above, it appears that you accounted for the TriMax transaction as an asset acquisition.  Please tell us how you considered whether this transaction was a business combination under paragraphs 4 though 9 of ASC 805-10-55.  Additionally, given that the TriMax shareholders were given 2.5 million preferred shares that are convertible into 750 million of your common shares in exchange for their assets and liabilities, please tell us how you considered whether this transaction was a reverse merger as described in paragraph 12 of ASC 805-10-55.

Response:  In the consideration of the purpose of the Trimax assets we looked at Current Accounting Standards Codification 805-10-25-1, which states, “An entity shall determine whether a transaction or other event is a business combination by applying the definition in this Subtopic, which requires that the assets acquired and liabilities assumed constitute a business. If the assets acquired are not a business, the reporting entity shall account for the transaction or other event as an asset acquisition. [FAS 141(R), paragraph 4] [An entity shall account for each business combination by applying the acquisition method].

Management’s assessment of the existing business model was that it was not a long-term viable entity as it existed.  The technology that existed in the Trimax entity was of importance for our existing technology as a delivery method.  The existing technology of Trimax was the sole target of the acquisition.  In order to secure the technology, we accepted other assets as well as the liabilities.

Management did not and does not consider the acquisition as a reverse merger.  In consideration of paragraph 12 of ASC 805-10-55, items a – e apply in the relevance of this determination.  The majority shareholders of Infrax remained the majority shareholders, as well as having the majority voting rights, after the acquisition.  The management of Infrax remained as management after the transaction.

Mr. Patrick Gilmore
February 22, 2011

Exhibit 31.1

4.       We note that your certification is signed by Paul Aiello; however, the name of the certifying individual identified in the introduction is Saed Talari.  Please amend your filing to revise your certification to reconcile this discrepancy.

Response:  The certification included this clerical error.  We shall amend the certifications.

Form 10-Q for the Quarterly Period Ended September 30, 2010

Exhibits 31.A and 31.B

5.       We note that your certifications include several references to the company as a “small business issuer.”  Please revise these certifications in future filings to remove such references and to conform to the language of Item 601(b) (31) of Regulation S-K.

Response:  We have revised our certification, as defined in Item 601(b) (31) of Regulation S-K and our filing of our quarterly report on Form 10Q for the period December 31, 2010 includes the appropriate language.

We acknowledge the following:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Paul J. Aiello
Paul J. Aiello
Principal Executive Officer